August 21, 2009

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, DC 20549-7010

Dear Mr. Cash:

We have prepared the following in response to your letter dated August 11, 2009 with respect to the following:

Comstock Homebuilding Companies, Inc.

File Number: 1-32375

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter ended March 31, 2009

The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein. As you have requested, any revisions to our current disclosure proposed in our responses to your comments will be included in future filings.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 703-230-1229.

Sincerely,

/s/ Jeffrey R. Dauer
Jeffrey R. Dauer
Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 36

Critical Accounting Policies and Estimates, page 39

Impairment of Real Estate Held for Development and Sale, page 40

1. During the past three fiscal years you have recorded impairment charges to your real estate held for development and sale. In the interest of providing readers with a better insight into management’s judgments in accounting for these assets, please disclose the following in future filings:

The number of properties evaluated for impairment;

The number of properties impaired and the remaining carrying value of those properties;

The number of properties where the fair value is close to book value;

A qualitative and quantitative description of the material assumptions used to evaluate your future cash flows and property fair values and a sensitivity analysis of those assumptions based upon reasonably likely changes;

How the assumptions and methodologies used for valuing your real estate help for development and sale in the current year have changed since the prior year highlighting the impact of any changes;

How you have evaluated the properties you have suspended construction on in your impairment analysis; Any quantitative information regarding significant known trends.

Response

In response to the staff’s comment, we will enhance disclosures related to impaired assets in future filings to include the items requested. We incorporated the staff request in our Form 10-Q for the three and six months ended June 30, 2009, which was filed with the SEC on August 14, 2009. Following is the related disclosure:

“Deteriorating market conditions, turmoil in the credit markets and increased price competition have continued to negatively impact the Company during 2008 and into the second quarter of 2009 resulting in reduced sales prices, increased customer concessions, reduced gross margins and extended estimates for project completion dates. The Company evaluates its projects on a quarterly basis to determine if recorded carrying amounts are recoverable. This quarter, the Company evaluated all 26 of its projects for impairment and the evaluation resulted in impairment charges of $22,938 across nineteen projects as compared to impairment charges of $13,746 across sixteen projects for the three months ended June 30, 2008. The remaining book value of the properties impaired during the three months ended June 30, 2009 was $51,098. As a result of this analysis, the Company believes that book value approximates fair value for all of its projects except for one with a carrying value of $40,740.

For projects where the Company expects to continue sales, these impairment evaluations are based on discounted cash flow models. Discounted cash flow models are dependent upon several subjective factors, primarily estimated average sales prices, estimated sales pace, and the selection of an appropriate discount rate. While current market conditions make the selection of a timeframe for sales in a community challenging, the Company has generally assumed sales prices equal to or less than current prices and the remaining lives of the communities were estimated to be one to two years. These assumptions are often interrelated as price reductions can generally be assumed to increase the sales pace. In addition, the Company must select what it believes is an appropriate discount rate based on current market cost of capital and returns expectations. The Company has used its best judgment in determining an appropriate discount rate based on anecdotal information it has received from marketing its deals for sale in recent months. The Company has elected to use a rate of 17% in its discounted cash flow model, which is consistent with the discount rate used in prior periods as the Company’s cost of capital has not changed significantly. While the selection of a 17% discount rate was subjective in nature, the Company believes it is an appropriate rate in the current market. The estimates of sales prices, sales pace, and discount rates used by the Company are based on the best information available at the time the estimates were made.

For projects where the Company expects to sell the remaining lots in bulk or convey the remaining lots to a lender where the loans have matured, the fair value is determined based on offers received from third parties, comparable sales transactions, and/or cash flow valuation techniques.

If the project meets the criteria of held for sale in accordance with SFAS 144, the project is valued at the lower of cost or fair value less estimated selling costs. At June 30, 2009, the Company had three projects with a carrying value of $45,240 that met these criteria.”

The Company will adjust the preceding disclosure as necessary in future filings if assumptions are modified and trends change.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 36

Critical Accounting Policies and Estimates, page 39

Liquidity and Capital Resources, page 49

2. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants contained within your debt and credit agreements, including presenting for your most significant covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet your financial covenants.

Response

In response to the staff’s comment, we will revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants contained in our debt agreements including our actual covenant calculations as compared to covenants requirements per loan agreements in future filings. We incorporated the staff request in our Form 10-Q for the three and six months ended June 30, 2009, which was filed with the SEC on August 14, 2009. Following is the related disclosure:

“The Company’s debt with M&T Bank, JP Morgan, and Wachovia contains certain financial covenants. The Minimum Tangible Net Worth covenants are as follows: M&T Bank, $135.0 million, Wachovia, $145.0 million, and JP Morgan, $35.0 million. Additionally, the M & T Bank loan contains the following additional covenants: a required Interest Coverage Ratio of 2.5 to 1, a required Debt to Net Worth Ratio of 2.5 to 1. The Wachovia loan also contains additional covenants: a required EBITDA to Debt Service of 2.5 to 1, a required Global Sold to Unsold Ratio (based on backlog and speculative homes), not to exceed 1.2 to 1, and a required Maximum Total Liabilities to Tangible Net Worth, not to exceed 2.5 to 1. The JP Morgan loan also contains additional covenants: a required Leverage Ratio, not to exceed 3.0 to 1, and a required Fixed Charge Ratio of 0.5 to 1. Additionally, the Company’s debt with KeyBank contains a nonfinancial covenant related to a required number of settlements each month. In addition to the defaults described above, the Company is not in compliance with any of the above mentioned covenants. A default notice has been received from each of the respective banks as of June 30, 2009.”

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A.	Controls and Procedures, page 55

3. Please amend your Form 10-K to provide the disclosures required by Items 308(T)(a)(4) and 308(T)(b) of Regulation S-K.

Response

We acknowledge the staff’s comment and will file in due course an abbreviated amendment that consists of a cover page, explanatory note, signature page and all paragraphs in Item 9A, Controls and Procedures.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4.	Controls and Procedures, page 24

4. Please amend your Form 10-Q to provide the disclosures required by Items 308(T)(b) of Regulation S-X.

Response

We acknowledge the staff’s comment and will file in due course an abbreviated amendment that consists of a cover page, explanatory note, signature page and all paragraphs in Item 4, Controls and Procedures.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Exhibit 31 – Section 302 Certifications

5. It appears that your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting. In this regard, please amend your Form 10-Q to provide the certifications using the exact language required by Item 601(b)(31) of Regulation S-K.

Response

We acknowledge the staff’s comment and will file in due course an abbreviated amendment that consists of a cover page, explanatory note, signature page and Exhibit 31 – Section 302 Certifications.